

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2018

John T. McKenna, Esq.
Cooley LLP
3175 Hanover Street
Palo Alto, California 94304

> **Re: ConvergeOne Holdings, Inc.**
> **Amendment No. 1 to Schedule TO-I**
> **Filed March 23, 2018**
> **File No. 005-89952**

Dear Mr. McKenna:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the filing unless otherwise indicated.

Schedule TO-I/A

1. We have reviewed the analysis provided in response to comment 1 of our letter dated March 7, 2018. As we understand the anticipated delisting notice has yet to have been issued, a successful tender offer still could be considered to produce the going private effect specified in Rule 13e-3(a)(3)(ii)(B) absent an extension of the offer expiration date beyond any date that such notice is issued. In addition, we noticed that the completion of the tender offer, if extended beyond receipt of the notice, would be at risk of producing the going private effect specified in Rule 13e-3(a)(3)(ii)(A). Accordingly, please provide us with a supplemental legal analysis regarding the continuing possibility Rule 13e-3 may apply to the tender offer.

2. Your revised disclosure states in multiple places that a revised copy of the Letter of Transmittal is attached as Exhibit (a)(1)(B) to the Schedule TO-I/A filing. However, such revised copy does not appear to have been attached to the filing. Accordingly, please clarify your disclosure by deleting the references or file the revised copy of the Letter of Transmittal.

<u>Offer to Purchase</u>

<u>Summary Term Sheet and Questions and Answers, page 1</u>

3. We note the response to comment 3 of our letter dated March 7, 2018 and the related revised disclosure that states, "[y]ou may withdraw your tendered Warrants at any time before the Expiration Date unless accepted for payment by us pursuant to the Offer." Such disclosure suggests tendered shares may be paid for on a rolling basis prior to the Expiration Date and thereby impermissibly remove tendering holders' withdrawal rights. Please revise.

*   *   *

       We remind you that the filing person on the above-referenced Schedule TO submission and its management are responsible for the accuracy and adequacy of the disclosures contained within the filing, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3266, if you have any questions regarding our comment.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and
Acquisitions